UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND

SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2018

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from ____________________ to ____________________

Commission file number 001-16767

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

401(k) Plan as Adopted by Westfield Bank

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Western New England Bancorp, Inc.

141 Elm Street

Westfield, MA 01085

401(k) Plan as Adopted by Westfield Bank
E.I.N. 04-3305700	Plan Number 002

Financial Statements and Supplemental Schedule for

the Years Ended December 31, 2018 and 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee, Plan Administrator, and Plan Participants of the 401(k) Plan as Adopted by Westfield Bank

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the 401(k) Plan as Adopted by Westfield Bank (the “Plan”) as of December 31, 2018 and 2017, the related statements of changes in net assets available for benefits for the years then ended, and the related notes to the financial statements (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

1

Report on Supplemental Information

The supplemental schedule of assets (held at end of year) as of December 31, 2018, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including the form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2006.

Boston, Massachusetts

June 21, 2019

2

401(k) Plan as Adopted by Westfield Bank

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2018 and 2017

	2018	2017

ASSETS

Investments:
Investments at fair value	$27,689,881	$29,591,128

Notes receivable from participants	682,342	655,382
Net assets available for benefits	$28,372,223	$30,246,510

See notes to financial statements.

3

401(k) Plan as Adopted by Westfield Bank

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years Ended December 31, 2018 and 2017

	2018	2017

Additions to net assets attributed to:
Investment income:
Net (depreciation) appreciation in fair value of investments	$(2,111,484)	$3,861,781
Interest and dividends	45,819	40,890
Total investment (loss) income	(2,065,665)	3,902,671

Interest income on notes receivable from participants	32,796	32,693

Contributions:
Participant	1,291,781	1,128,690
Employer	398,057	369,875
Rollovers	207,011	1,328,380
Total contributions	1,896,849	2,826,945

Total additions	(136,020)	6,762,309

Deductions from net assets attributed to:
Benefits paid to participants	1,774,374	3,130,969
Administrative expenses	10,233	11,676

Total deductions	1,784,607	3,142,645

(Decrease) increase in net assets before plan transfers	(1,920,627)	3,619,664

Plan transfers	46,340	11,922,638

Net assets available for benefits:

Beginning of the year	30,246,510	14,704,208

End of the year	$28,372,223	$30,246,510

See notes to financial statements.

4

401(k) Plan as Adopted by Westfield Bank

NOTES TO FINANCIAL STATEMENTS

December 31, 2018 and 2017

1.

DESCRIPTION OF THE PLAN

The following description of the 401(k) Plan as Adopted by Westfield Bank (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

On October 25, 2016, the Board of Directors of Westfield Bank approved the merger of the SBERA 401(k) Plan as Adopted by Chicopee Savings Bank into the 401(k) plan Adopted by Westfield Bank effective January 1, 2017. The Plan was amended to reflect this merger, also effective January 1, 2017.  Plan assets were transferred by SBERA to the Plan Custodian on January 3, 2017.

General

The Plan is a defined contribution plan covering substantially all salaried and hourly employees of Westfield Bank and subsidiaries and affiliates (the “Plan Sponsor” or the “Company”) who have at least three consecutive months of service and have attained age 21 or older. Former participants of the SBERA 401(k) Plan as Adopted by Chicopee Savings Bank that merged into the Plan were subject to the same eligibility requirements. An officer of the Plan Sponsor serves as the Plan Administrator. Delaware Charter Guarantee and Trust Company d/b/a Principal Trust Company, a member of the Principal Financial Group, is the custodian of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Each year, participants may contribute up to 75 percent of their pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. The Company makes a matching contribution of 50 percent of the first 6 percent of compensation that a participant contributes to the Plan. In addition to employer matching contributions, the Company may make optional contributions for any Plan year, at its discretion. No discretionary contributions were made for the years ended December 31, 2018 and 2017. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and allocations of Company discretionary contributions and Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

5

401(k) Plan as Adopted by Westfield Bank

NOTES TO FINANCIAL STATEMENTS

December 31, 2018 and 2017

DESCRIPTION OF THE PLAN (Continued)

Investments

Participants direct the investment of their contributions into investment options offered by the Plan which include selected pooled separate accounts of The Principal Life Insurance Company (the Insurance Company), common shares of Western New England Bancorp, Inc. (the parent company of Westfield Bank), a stable value fund, common collective trusts and mutual funds. Company contributions are invested in each participant’s account according to the participant’s selected allocation. Participants may change or transfer their investment options at any time via an automated telephone system or the custodian’s website.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Bank’s contribution portion of their accounts plus earnings thereon is based on continuous years of credited service. A participant is 100% vested after three years of credited service. There is no vesting in the Bank’s contribution portion of participants accounts plus earnings thereon prior to three years of credited service.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000. The maximum principal amount of any loan shall not exceed the lesser of (a) 50 percent of the vested balance of the borrower’s interest in the Plan determined immediately after the origination of the loan or (b) $50,000, reduced by the excess, if any, of the highest outstanding principal balance of loans from the Plan to the borrower during the one-year period ending on the day before the date of the new loan, over the outstanding balance of loans as of the date of the new loan.

Loan transactions are treated as transfers between the investment fund and the loan fund. Loan terms range from one to five years, or as determined by the Plan Administrator for the purchase of a primary residence. These loans are subject to the terms and conditions of the Plan’s loan program and Plan Administrator approval. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates on similar types of loans at the time funds are borrowed as determined by the Plan Administrator. The interest rate on all outstanding loans ranged from 4.25% to 6.50% at December 31, 2018.

6

401(k) Plan as Adopted by Westfield Bank

NOTES TO FINANCIAL STATEMENTS

December 31, 2018 and 2017

DESCRIPTION OF THE PLAN (Concluded)

Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or in certain cases, annual installments over a period of not more than the participant’s assumed life expectancy. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Forfeited Accounts

Forfeited nonvested amounts are first used to pay administrative expenses, then to reduce future employer contributions.

Administrative Expenses

The Plan’s administrative expenses are paid by either the Plan or the Plan Sponsor as provided by the Plan document. Fees paid by the Plan to the custodian for administrative services were $10,233 and $11,676 for the years ended December 31, 2018 and 2017, respectively.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Estimates are principally used in the determination of the fair value of investments. Actual results could differ from those estimates.

7

401(k) Plan as Adopted by Westfield Bank

NOTES TO FINANCIAL STATEMENTS

December 31, 2018 and 2017

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date. The Plan Administrator determines the Plan’s valuation policies utilizing information provided by the Custodian and the Insurance Company. See Note 9 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Net appreciation or depreciation in the fair value of investments includes both realized and unrealized gains and losses. Gains and losses on investments sold are calculated using the average cost method and are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Excess Contributions Payable

The Plan is required to return contributions received during the Plan year in excess of the IRC limitations. There were no excess contributions for the years ended December 31, 2018 and 2017.

Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document. No allowance for credit losses has been recorded as of December 31, 2018 and 2017.

8

401(k) Plan as Adopted by Westfield Bank

NOTES TO FINANCIAL STATEMENTS

December 31, 2018 and 2017

3.	INVESTMENTS

The following is a summary of the Plan’s investments at December 31, 2018 and 2017:

	2018	2017

Principal Life Insurance Company pooled separate accounts	$7,722,585	$9,008,698
Principal Life Insurance Company collective investment trusts	13,540,213	14,281,245
Stable value fund	2,262,883	1,586,388
Common stock of Western New England Bancorp, Inc.	2,611,794	2,947,898
Mutual funds	1,552,406	1,766,899
Total investments	$27,689,881	$29,591,128

4.

PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

5.

FEDERAL INCOME TAX STATUS

The Plan received a determination letter from the Internal Revenue Service, dated September 2, 2011, stating that the Plan, as designed, is in compliance with the applicable requirements of the IRC. The Plan’s management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income tax has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by federal and state tax authorities. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018 and 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2015.

9

401(k) Plan as Adopted by Westfield Bank

NOTES TO FINANCIAL STATEMENTS

December 31, 2018 and 2017

6.

TRANSACTIONS WITH PARTIES-IN-INTEREST

The Plan has investments in the common stock of Western New England Bancorp, Inc., and pooled separate accounts, common collective trusts and the stable value fund managed by members of the Principal Financial Group. Western New England Bancorp, Inc. is the holding company for Westfield Bank, a federally-chartered savings bank located in western Massachusetts, and Plan Sponsor. Principal Trust Company is also the custodian of the Plan and therefore these transactions qualify as party-in-interest transactions. Fees paid by the Plan to the custodian for loan administration and other administrative services were $10,233 and $11,676 for the years ended December 31, 2018 and 2017, respectively. Fees paid for investment management services are included as a reduction of the return earned by each investment managed by members of the Principal Financial Group.

7.

RISKS AND UNCERTAINTIES

The Plan invests in a variety of investment vehicles. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk factors in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

8.

RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 at December 31, 2018 and 2017:

	2018	2017
Net assets available for benefits as reported in the statements of net assets available for benefits	$28,372,223	$30,246,510
Adjustment from contract value to fair value for interest relating to fully benefit-responsive investment contracts	(26,943)	(3,489)
Net assets per Form 5500	$28,345,280	$30,243,021

The following is a reconciliation of the net increase in net assets per the financial statements to Form 5500 for the year ended December 31, 2018:

Net decrease in net assets per the statement of changes in net assets available for benefits	$(1,920,627)
Adjustment from contract value to fair value for interest relating to fully benefit-responsive investment contracts	(23,454)
Net decrease per Form 5500	$(1,944,081)

10

401(k) Plan as Adopted by Westfield Bank

NOTES TO FINANCIAL STATEMENTS

December 31, 2018 and 2017

9.

FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 – Valuation is based on quoted prices in active markets for identical assets or liabilities. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 – Valuation is based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using unobservable inputs to pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

In certain cases, inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Plan’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

The Plan recognizes transfers between levels as of the end of the reporting period as if the transfers occurred on the last day of the reporting period. There were no transfers during 2018 and 2017.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2018.

The common stock of Western New England Bancorp, Inc. is valued at the closing price reported on the active market on which the individual securities are traded.

11

401(k) Plan as Adopted by Westfield Bank

NOTES TO FINANCIAL STATEMENTS

December 31, 2018 and 2017

FAIR VALUE MEASUREMENTS (Continued)

Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the SEC. These funds are required to publish their daily net asset value and transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Pooled separate accounts are valued at the net asset value (“NAV”) of units held by the Plan at year end. The NAV is used as a practical expedient to estimate fair value. This practical expedient would not be used if it was determined to be probable that the funds will sell the underlying investments for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily.

Common collective trusts (“CCT”) are valued using the NAV as a practical expedient, which is based on the quoted market prices of the underlying securities of the funds. The unit price is based on the value of the underlying investments assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The CCTs provide for daily redemptions by the Plan at reported NAV, with no advance notice requirements.

The Principal Stable Value Fund (the “Fund”) offers a diversified group of investments with competitive levels of yield consistent with a stable fixed-income methodology and a prudent assumption of investment risk. The Fund provides stability of returns, liquidity to pay plan benefits, and a high credit quality by investing in conventional, synthetic and separate account investment contracts (collective contracts) issued by life insurance companies, banks and other financial institutions. The Fund is valued using the NAV as a practical expedient, which is based on the value of underlying investments.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan Administrator believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

12

401(k) Plan as Adopted by Westfield Bank

NOTES TO FINANCIAL STATEMENTS

December 31, 2018 and 2017

FAIR VALUE MEASUREMENTS (Continued)

Investments at Fair Value on a Recurring Basis

The following tables summarize the valuation of the Plan’s investments by the fair value hierarchy levels as of December 31, 2018 and 2017, respectively:

	2018
	Level 1	Level 2	Level 3	Total

Common stock of Western New England Bancorp, Inc.	$2,611,794	$—	$—	$2,611,794
Mutual funds	1,552,406	—	—	1,552,406
Total assets in the fair value hierarchy	$4,164,200	$—	$—	4,164,200
Investments measured at net asset value (a)				23,525,681
Investments at fair value				$27,689,881

	2017
	Level 1	Level 2	Level 3	Total

Common stock of Western New England Bancorp, Inc.	$2,947,898	$—	$—	$2,947,898
Mutual funds	1,766,899	—	—	1,766,899
Total assets in the fair value hierarchy	$4,714,797	$—	$—	4,714,797
Investments measured at net asset value (a)				24,876,331
Investments at fair value				$29,591,128

(a)	In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits and notes to the financial statements.

There were no assets or liabilities measured at fair value on a non-recurring basis at December 31, 2018 or 2017. There were no liabilities measured at fair value on a recurring basis at December 31, 2018 or 2017.

13

401(k) Plan as Adopted by Westfield Bank

NOTES TO FINANCIAL STATEMENTS

December 31, 2018 and 2017

FAIR VALUE MEASUREMENTS (Concluded)

Investments Measured Using the Net Asset Value per Share Practical Expedient

The following table summarizes the investments measured using the net asset value at December 31, 2018 and 2017:

	2018
	Fair Value	Unfunded Commitments	Redemption Frequency (if Currently Eligible)	Redemption Notice Period

Pooled separate accounts	$7,722,585	n/a	Daily	1 day
Common collective trusts	13,540,213	n/a	Daily	1 day
Stable value fund	2,262,883	n/a	Daily	1 day

	2017
	Fair Value	Unfunded Commitments	Redemption Frequency (if Currently Eligible)	Redemption Notice Period

Pooled separate accounts	$9,008,698	n/a	Daily	1 day
Common collective trusts	14,281,245	n/a	Daily	1 day
Stable value fund	1,586,388	n/a	Daily	1 day

14

401(k) Plan as Adopted by Westfield Bank

SCHEDULE H, LINE 4i - Schedule of Assets (held at end of year)

As of December 31, 2018

(a)	(b)	(c)

Identity of Issuer, Borrower, Lessor,	Investment	Current
or Similar Party	Description	Value

*Western New England Bancorp, Inc. Common Stock		$2,611,794
Mutual Funds:
ClearBridge Large Cap Gr A Fund – Mutual Fund		785,073
Hartford Midcap R4 Fund – Mutual Fund		413,127
Victory Sycamore Est Val A Fund – Mutual Fund		354,206
*Principal Stable Value Fund		2,262,883
*Principal Life Insurance Company Pooled Separate Accounts:
Principal Core Plus Bond Separate Account –R6		360,534
Principal Diversified Intl Separate Account –R6		1,088,488
Principal Large Cap Value III Separate Account –R6		1,109,707
Principal Large Cap S&P 500 Index Separate Account –R6		2,065,386
Principal Mid Cap S&P 400 Index Separate Account –R6		953,644
Principal Small Cap Growth I Separate Account –R6		773,883
Principal Small Cap Value II Separate Account –R6		348,977
Principal Small Cap S&P 600 Index Separate Account –R6		601,985
Principal Income Separate Account –R6		419,981
*Principal Life Insurance Company Collective Investment Trusts:
Principal Lifetime Hybrid INC CIT R6		12,527
Principal Lifetime Hybrid 2010 CIT R6		535,499
Principal Lifetime Hybrid 2015 CIT R6		1,105,453
Principal Lifetime Hybrid 2020 CIT R6		1,321,112
Principal Lifetime Hybrid 2025 CIT R6		2,149,572
Principal Lifetime Hybrid 2030 CIT R6		4,135,908
Principal Lifetime Hybrid 2035 CIT R6		435,112
Principal Lifetime Hybrid 2040 CIT R6		1,829,277
Principal Lifetime Hybrid 2045 CIT R6		1,049,606
Principal Lifetime Hybrid 2050 CIT R6		720,394
Principal Lifetime Hybrid 2055 CIT R6		196,815
Principal Lifetime Hybrid 2060 CIT R6		48,938
Investments at Fair Value		27,689,881

*Notes receivable from participants (4.25% - 6.50%)		682,342

Total assets held for investment purposes		$28,372,223

* Indicates party-in-interest to the Plan.

There were no investment assets which were both acquired and disposed of during the Plan year.

See independent auditors’ report.

15

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

401(K) Plan as Adopted by Westfield Bank

Dated: June 21, 2019	By:	/s/ Guida R. Sajdak
Guida R. Sajdak
Chief Financial Officer

16

EXHIBITS

Exhibit Number	Description of Exhibit

23.1	Consent of Wolf & Company, P.C., Independent Registered Public Accounting Firm

17